                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 DSI TOYS, INC.
               ---------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
               ---------------------------------------------------
                         (Title of Class of Securities)


                                   232968 10 7
               ---------------------------------------------------
                                 (CUSIP Number)


                                E. Thomas Martin
                                    MVII, LLC
                                 654 Osos Street
                        San Luis Obispo, California 93401
                                 (805) 545-7900
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 1, 1999
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

---------------------                                         ------------------
CUSIP NO. 232968 10 7                                         PAGE 2 OF 13 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MVII, LLC   77-0509866
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
  NUMBER OF
                                   3,958,491
   SHARES                  -----------------------------------------------------
                           8       SHARED VOTING POWER
BENEFICIALLY
                                   1,180,608(1)
   OWNED BY                -----------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
    EACH
                                   3,958,491
  REPORTING                -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
PERSON WITH
                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,139,099(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
(1) Includes stock options held by certain Management Shareholders (as defined herein) to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share exercisable at any time.

---------------------                                         ------------------
CUSIP NO. 232968 10 7                                         PAGE 3 OF 13 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BARRY B. CONRAD
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
 NUMBER OF
                                   0
   SHARES                  -----------------------------------------------------
                           8       SHARED VOTING POWER
BENEFICIALLY
                                   74,101(1)
 OWNED BY                  -----------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
   EACH
                                   74,101(1)
 REPORTING                 -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
PERSON WITH
                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         74,101(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
(1) Includes stock options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time.

---------------------                                         ------------------
CUSIP NO. 232968 10 7                                         PAGE 4 OF 13 PAGES
---------------------                                         ------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         M. D. DAVIS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
  NUMBER OF
                                   0
    SHARES                 -----------------------------------------------------
                           8       SHARED VOTING POWER
BENEFICIALLY
                                   323,951
   OWNED BY                -----------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
    EACH
                                   323,951
  REPORTING                -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
 PERSON WITH
                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         323,951
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 232968 10 7                                         PAGE 5 OF 13 PAGES
---------------------                                         ------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JOSEPH N. MATLOCK
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
 NUMBER OF
                                    0
   SHARES                  -----------------------------------------------------
                           8        SHARED VOTING POWER
BENEFICIALLY
                                    229,964(1)
  OWNED BY                 -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
   EACH
                                    229,964(1)
 REPORTING                 -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
PERSON WITH
                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         229,964(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
(1) Includes stock options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time.

---------------------                                         ------------------
CUSIP NO. 232968 10 7                                         PAGE 6 OF 13 PAGES
---------------------                                         ------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RUST CAPITAL, LTD.    74-2755439
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
 NUMBER OF
                                    0
   SHARES                  -----------------------------------------------------
                           8        SHARED VOTING POWER
BENEFICIALLY
                                    291,421
  OWNED BY                 -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
   EACH
                                    291,421
 REPORTING                 -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
PERSON WITH
                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         291,421
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 232968 10 7                                         PAGE 7 OF 13 PAGES
---------------------                                         ------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DOUGLAS A. SMITH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
 NUMBER OF
                                    0
  SHARES                   -----------------------------------------------------
                           8        SHARED VOTING POWER
BENEFICIALLY
                                    261,171(1)
 OWNED BY                  -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
   EACH
                                    261,171(1)
 REPORTING                 -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
PERSON WITH
                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         261,171(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
(1) Includes stock options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time.

                                                              Page 8 of 13 pages

ITEM 1.    SECURITY AND ISSUER.

         The title and class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of DSI Toys, Inc., a Texas corporation (the "Company"). This Statement serves as the second amendment to the Schedule 13D for MVII, LLC ("MVII"), initially filed on April 21, 1999, the first amendment to the Schedule 13G for Douglas A. Smith ("Smith"), initially filed on March 18, 1998, and an initial Schedule 13D for Barry B. Conrad ("Conrad"), M. D. Davis ("Davis"), Joseph N. Matlock ("Matlock"),and Rust Capital, Ltd. ("Rust Capital") (MVII, Conrad, David, Matlock, Rust Capital and Smith are collectively referred to herein as the "Reporting Persons") with respect to the ownership of the Common Stock of the Company.

         The address of the principal executive offices of the Company is 1100
W. Sam Houston Parkway North, Suite A, Houston, Texas 77043.

ITEM 2.   IDENTITY AND BACKGROUND.

         This Statement is being filed jointly by the Reporting Persons as a group pursuant to Rule 13d-1(k)(1) and (2).

         MVII is a limited liability company formed under the laws of the state of California. The principal business of MVII is to invest in the Company. The address of MVII's principal business and principal office is 654 Osos Street, San Luis Obispo, California 93401. No executive officer, manager, principal or person controlling MVII has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Conrad's business address is 1700 Pacific Avenue, Suite 1400, Dallas, Texas 75201. Conrad is principally involved in investment banking and is a citizen of the United States of America. Conrad has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Davis's business address is 1100 W. Sam Houston Parkway North, Suite A, Houston, Texas 77043. Davis is the former Chief Executive Officer of the Company, currently serves as a consultant to the Company, and is otherwise engaged in private investment activities. Davis is a citizen of the United States of America. Davis has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Matlock's business address is 515 Congress Avenue, Suite 2626, Austin, Texas 78701. Matlock is principally involved with the financial services industry, primarily in merchant banking activities. Matlock is a citizen of the United States of America. Matlock has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 9 of 13 pages

         Rust Capital is a limited partnership formed under the laws of the state of Texas. Rust Capital is a small business investment partnership whose principal business and principal office is located at 327 Congress Avenue, Suite 200, Austin, Texas 78701. No general partner and no person controlling such general partner of Rust Capital has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Smith's business address is 12700 Preston Road, Suite 200, Dallas, Texas 75230. Smith is the President of Vanguard Investment Company and is a citizen of the United States of America. Smith has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This Statement is filed pursuant to the Shareholders' and Voting Agreement dated April 15, 1999, but effective as of June 1, 1999, by and among the Company and the Reporting Persons (the "Voting Agreement") and pursuant to those certain Irrevocable Proxies dated April 15, 1999, but effective June 1, 1999, by and between MVII and each of Conrad, Davis, Matlock, Rust Capital and Smith (each, a "Proxy" and collectively, the "Proxies"). No funds were used by the Reporting Persons in connection with entering into the Voting Agreement or Proxies.

ITEM 4.   PURPOSE OF TRANSACTION.

         The Voting Agreement and Proxies were entered into in connection with the Stock Purchase and Sale Agreement dated April 15, 1999, by and between the Company and MVII (the "Stock Purchase Agreement"). The Voting Agreement became effective on June 1, 1999. Pursuant to the terms of the Stock Purchase Agreement, MVII purchased 2,358,491 shares of Common Stock from the Company for $2.12 per share and commenced and completed a tender offer (the "Offer") to purchase an additional 1,600,000 shares of Common Stock for $4.38 per share. The Stock Purchase Agreement is attached as Exhibit 1 hereto and is hereby incorporated by reference.

         Under the Voting Agreement, Conrad, Davis, Matlock, Rust Capital and Smith (each, a "Management Shareholder" and collectively, the "Management Shareholders"), as a group, have the right to nominate two of the total number of directors of the Company and MVII has the right to nominate the remaining number of directors. The parties to the Voting Agreement are required to vote the number of shares of Common Stock they own for the election of the individuals nominated by MVII and the Management Shareholders in accordance with the Voting Agreement. The Voting Agreement is attached as Exhibit 2 hereto and is hereby incorporated by reference.

         In connection with the Voting Agreement, each of the Management Shareholders executed a Proxy appointing MVII as proxy and authorizing MVII to vote such Management Shareholder's shares of Common Stock for the election of the directors to the board of directors in accordance with the Voting Agreement. Such Proxies further designate MVII as a proxy for each Management Shareholder with respect to all other matters of the Company subject to a vote of the Company's shareholders; provided, however, that each Management Shareholder has retained the right to vote his shares of Common Stock with respect to matters concerning (a) a dissolution of the Company, or (b) the sale of a Controlling Interest (as such term is defined in the Proxies, copies of which are attached hereto as Exhibits 3-7 and are incorporated herein by reference).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Immediately prior to the execution of the Stock Purchase Agreement, MVII beneficially owned no shares of Common Stock. Pursuant to the terms of the Stock Purchase Agreement, MVII purchased 566,038

                                                             Page 10 of 13 pages

shares of Common Stock from the Company at $2.12 per share on April 15, 1999 and 1,792,453 shares of Common Stock from the Company at $2.12 per share on June 1, 1999. MVII accepted for purchase 1,600,000 shares of Common Stock at $4.38 pursuant to the Offer on May 26, 1999. MVII, therefore, has the sole power to vote and the sole power to dispose of 3,958,491 shares of Common Stock which it holds of record. Under the terms of the Voting Agreement, MVII has the shared power to vote 1,180,608 shares of Common Stock, as described in Item 4 of this Statement. Accordingly, MVII beneficially owns 5,139,099 shares of Common Stock by virtue of its record ownership and the Voting Agreement (which includes options held by certain of the Management Shareholders to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share exercisable at any time), representing 61.2% of the outstanding Common Stock of the Company.

         Immediately prior to the execution of the Stock Purchase Agreement, Conrad beneficially owned 107,674 shares of Common Stock (which includes options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time), which represented 1.8% of the outstanding Common Stock of the Company. At such time, Conrad had the sole power to vote and the sole power to dispose of the 107,674 shares of Common Stock which he owned beneficially. Conrad tendered 105,674 shares of Common Stock in the Offer and, based upon a final proration, MVII accepted for purchase 33,573 shares from Conrad for $4.38 per share on May 26, 1999, resulting in the beneficial ownership by Conrad of 74,101 shares of Common Stock (which includes options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time), representing 0.9% of the outstanding Common Stock of the Company. Under the terms of the Voting Agreement, Conrad has the shared power to vote and the sole power to dispose of the 74,101 shares of Common Stock, as described in Item 4 of this Statement.

         Immediately prior to the execution of the Stock Purchase Agreement, Davis beneficially owned 474,745 shares of Common Stock, which represented 7.9% of the outstanding Common Stock of the Company. At such time, Davis had the sole power to vote and the sole power to dispose of the 474,745 shares of Common Stock which he owned beneficially. Davis tendered 474,645 shares of Common Stock in the Offer and, based upon a final proration, MVII accepted for purchase 150,794 shares from Davis for $4.38 per share on May 26, 1999, resulting in the beneficial ownership by Davis of 323,951 shares of Common Stock, representing 3.9% of the outstanding Common Stock of the Company. Under the terms of the Voting Agreement, Davis has the shared power to vote and the sole power to dispose of the 323,951 shares of Common Stock, as described in Item 4 of this Statement.

         Immediately prior to the execution of the Stock Purchase Agreement, Matlock beneficially owned 336,110 shares of Common Stock (which includes options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time), which represented 5.6% of the outstanding Common Stock of the Company. At such time, Matlock had the sole power to vote and the sole power to dispose of the 336,110 shares of Common Stock which he owned beneficially. Matlock tendered 334,110 shares of Common Stock in the Offer and, based upon a final proration, MVII accepted for purchase 106,146 shares from Matlock for $4.38 per share on May 26, 1999, resulting in the beneficial ownership by Matlock of 229,964 shares of Common Stock (which includes options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time), representing 2.7% of the outstanding Common Stock of the Company. Under the terms of the Voting Agreement, Matlock has the shared power to vote and the sole power to dispose of the 229,964 shares of Common Stock, as described in Item 4 of this Statement.

         Immediately prior to the execution of the Stock Purchase Agreement, Rust Capital beneficially owned 427,115 shares of Common Stock, which represented 7.1% of the outstanding Common Stock of the Company. At such time, Rust Capital had the sole power to vote and the sole power to dispose of the 427,115 shares of Common Stock which it owned beneficially. Rust Capital tendered all 427,115 shares of Common Stock in the Offer and, based upon a final proration, MVII accepted for purchase 135,694 shares from Rust Capital for $4.38 per share on May 26, 1999, resulting in the beneficial ownership by Rust Capital of 291,421 shares of Common Stock, representing 3.5% of the outstanding Common Stock of the Company. Under the terms of the Voting Agreement, Rust Capital has the shared power to vote and the sole power to dispose of the 291,421 shares of Common Stock, as described in Item 4 of this Statement.

                                                             Page 11 of 13 pages

         Immediately prior to the execution of the Stock Purchase Agreement, Smith beneficially owned 381,849 shares of Common Stock (which includes options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time), which represented 6.4% of the outstanding Common Stock of the Company. At such time, Smith had the sole power to vote and the sole power to dispose of the 381,849 shares of Common Stock which he owned beneficially. Smith tendered 379,849 shares of Common Stock in the Offer and, based upon a final proration, MVII accepted for purchase 120,678 shares from Smith for $4.38 per share on May 26, 1999, resulting in the beneficial ownership by Smith of 261,171 shares of Common Stock (which includes options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time), representing 3.1% of the outstanding shares of Common Stock of the Company. Under the terms of the Voting Agreement, Smith has the shared power to vote and the sole power to dispose of the 261,171 shares of Common Stock, as described in Item 4 of this Statement.

         As a group, the Reporting Persons are the beneficial owners of an aggregate of 5,139,099 shares of Common Stock (which amount includes stock options held by certain of the Management Shareholders to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share exercisable at any time), and such beneficial ownership constitutes 61.2% of the total outstanding Common Stock of the Company. Without giving effect to any stock options and the shares underlying such stock options, the ownership interest of the Reporting Persons represents, in the aggregate, 61.2% of the outstanding Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons have agreed, as evidenced by their signatures below, to jointly prepare and file this Statement reporting each Reporting Person's ownership of Common Stock of the Company, and the Reporting Persons hereby affirm that this Statement is being filed on behalf of the undersigned. The Reporting Persons have agreed to jointly prepare and file this Statement as a result of being parties to the Voting Agreement.

         The description of the Voting Agreement and the Proxies contained in
Item 4 hereto is hereby incorporated by reference.

         Pursuant to the terms of the Voting Agreement, MVII has a right of first refusal with respect to the sale, transfer or other disposition (a "Transfer") of Common Stock owned by each of the Management Shareholders. In the event a Management Shareholder wishes to Transfer Common Stock other than in a transaction effected on the Nasdaq Stock Market or any stock exchange or over-the-counter trading system on which the Common Stock is traded (a "Public Transfer"), MVII will have an option for five (5) business days after receiving notice of the proposed Transfer and the terms thereof (a "Seller Notice") to purchase the Common Stock at the same price and on the same terms as specified in the Seller Notice. In the event MVII does not exercise its option with respect to 100% of the Common Stock specified in the Seller Notice (or less than 100% if permitted under the terms of the Seller Notice), then the Management Shareholder may transfer such Common Stock (or remaining shares of Common Stock in the event MVII exercises its option to purchase less than 100% of the Common Stock as permitted in the Seller Notice) free of the right of first refusal and Voting Agreement on the terms specified in the Seller Notice (or at a higher price with no material change in the other terms), provided such Transfer is consummated within 180 days of the date of the Seller Notice.

         In the event a Management Shareholder wishes to make a Public Transfer of Common Stock, MVII will have an option to purchase such Common Stock on the same terms specified in the Public Transfer Notice (defined below) for three (3) business days after receiving notice of such proposed transfer, which notice shall contain the maximum number of shares of Common Stock the Management Shareholder intends to sell during the following sixty (60) days, and the minimum price at which such Common Stock may be sold (the "Public Transfer Notice"). In the event MVII does not purchase 100% of the Common Stock subject to the Public Transfer Notice, then the Management Shareholder may sell the balance of the Common Stock specified in the Public Transfer Notice at a price not less than the price specified in the Public Transfer Notice free of the

                                                             Page 12 of 13 pages

right of first refusal and Voting Agreement, provided than any such Common Stock not Transferred within sixty (60) days of the date of the Public Seller Notice shall again be subject to MVII's right of first refusal under the Voting Agreement.

         Notwithstanding the foregoing, under the Voting Agreement, each Management Shareholder may pledge Common Stock as collateral for indebtedness provided that the pledgee party agrees to be bound by all of the terms and conditions of MVII's rights of first refusal under the Voting Agreement. In addition, pursuant to the terms of the Voting Agreement, MVII grants to the Management Shareholders a right of participation with respect to future sales by MVII of Common Stock where such sales occur in any one transaction or series of related transactions in which more than 40% of the total number of shares of Common Stock standing in MVII's name as of June 1, 1999 are Transferred.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed with this Schedule 13D:

         Exhibit 1. Stock Purchase Agreement dated April 15, 1999, between the Company and MVII.

         Exhibit 2. Voting Agreement dated April 15, 1999, among the Company and the Reporting Persons.

         Exhibit 3. Irrevocable Proxy dated April 15, 1999, between MVII and Conrad.

         Exhibit 4. Irrevocable Proxy dated April 15, 1999, between MVII and Davis.

         Exhibit 5. Irrevocable Proxy dated April 15, 1999, between MVII and Matlock.

         Exhibit 6. Irrevocable Proxy dated April 15, 1999, between MVII and Rust Capital.

         Exhibit 7. Irrevocable Proxy dated April 15, 1999, between MVII and Smith.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                             MVII, LLC

Dated:    June 10, 1999                      By:  /s/ E. Thomas Martin
                                                --------------------------------
                                                E. Thomas Martin, Manager


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    June 10, 1999                         /s/ Barry B. Conrad
                                                --------------------------------
                                                Barry B. Conrad


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    June 10, 1999                         /s/ M. D. Davis
                                                --------------------------------
                                                M. D. Davis


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    June 10, 1999                         /s/ Joseph N. Matlock
                                                --------------------------------
                                                Joseph N. Matlock


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                RUST CAPITAL, LTD.

                                                By: RUST INVESTMENT CORPORATION,
                                                    its general partner

Dated:    June 10, 1999                             By:  /s/ Jack R. Crosby
                                                       -------------------------
                                                       Jack R. Crosby, President


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    June 10, 1999                         /s/ Douglas A. Smith
                                                --------------------------------
                                                Douglas A. Smith

                                 EXHIBIT INDEX


          EXHIBIT
          NUMBER                          DESCRIPTION
          -------                         -----------

         Exhibit 1. Stock Purchase Agreement dated April 15, 1999, between the Company and MVII.

         Exhibit 2. Voting Agreement dated April 15, 1999, among the Company and the Reporting Persons.

         Exhibit 3.    Irrevocable Proxy dated April 15, 1999, between MVII and
                       Conrad.

         Exhibit 4.    Irrevocable Proxy dated April 15, 1999, between MVII and
                       Davis.

         Exhibit 5.    Irrevocable Proxy dated April 15, 1999, between MVII and
                       Matlock.

         Exhibit 6.    Irrevocable Proxy dated April 15, 1999, between MVII and
                       Rust Capital.

         Exhibit 7.    Irrevocable Proxy dated April 15, 1999, between MVII and
                       Smith.
